KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

03 SEP 15 AM 7:21

8 September, 2003

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

03032034

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 8 September, 2003.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

dlw 9/16

KCI KONECRANES PLC

STOCK EXCHANGE RELEASE 1
8 September, 2003 09.30 a.m.

KCI KONECRANES: FINAL SETTLEMENT IN BAAN DISPUTE

KCI Konecranes Plc, KCI Konecranes Inc. (KCI Konecranes' US subsidiary), Baan Company N.V., Baan International B.V., Baan Development B.V., Baan USA Inc and SSA Global Technologies, Inc. (Baans' new owner) have reached a settlement regarding the terminated ERP-project (a.k.a. the OMNIMAN-project).

The settlement agreement includes the full and final settlement of all disputes, in Sweden as well as in the Netherlands and in the United States.

The details of the settlement agreement are confidential, but will cause a negative total non-recurring effect on after tax profits of approx. 5.5 million euros. The settlement agreement does not include any immediate cash flow effect, but will support the Group's cash flow in the future.

KCI Konecranes, headquartered in Finland, is a world leading engineering group specialising in advanced overhead lifting solutions and maintenance services. Group activity is organised along three business areas: Maintenance Services (47% of Group sales) Standard Lifting Equipment (26%) and Special Cranes (27%). KCI Konecranes is competing in all parts of the industrial and harbour crane market. In 2002, Group sales totalled EUR 714 million with over 4400 employees in 34 countries all over the world.

KCI KONECRANES PLC
Franciska Janzon
Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Stig Gustavson, President & CEO Tel.+358 20 427 2000
Teuvo Rintamäki, Chief Operating Officer, Tel. +358 20 427 2040

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